

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 22, 2022

Thomas Pritchard
General Counsel
Waitr Holdings Inc.
214 Jefferson Street, Suite 200
Lafayette, Louisiana 70501

> **Re: Waitr Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed on April 13, 2022**
> **File No. 333-264257**

Dear Mr. Pritchard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services